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                                                                     EXHIBIT 8.1

                  OPINION OF McCUTCHEN, DOYLE, BROWN & ENERSEN
                    REGARDING TAX CONSEQUENCES OF THE MERGER

                     McCutchen, Doyle, Brown & Enersen, LLP
                                 2100 Geng Road
                           Palo Alto, California 94303

March 6, 1997



California Water Service Company
1720 North First Street
San Jose, California 95112

                         HOLDING COMPANY REORGANIZATION

Ladies and Gentlemen:

                  We have acted as counsel for California Water Service Company, a California corporation ("Cal Water"), in connection with that certain Agreement of Merger dated as of March 6, 1997 (the "Merger Agreement") among
Cal Water, CWSG Merger Company ("Merger Company") and California Water Service Group ("Holding Company"), and the transactions contemplated thereby. Capitalized terms used in this letter without definition have the respective meanings given them in the Merger Agreement.

                  The Merger Agreement provides that at the Effective Time, Merger Company will be merged with and into Cal Water under Section 1100 et seq. of the California Corporations Code, with Cal Water as the surviving corporation. Prior to the Effective Time, Merger Company will be a wholly-owned subsidiary of Holding Company and Holding Company will be a wholly-owned subsidiary of Cal Water. In the transaction, each share of Cal Water Common Stock will be exchanged for two shares of Holding Company Common Stock, each share of Cal Water Preferred Stock will be exchanged for one share of Holding Company Preferred Stock, and the Holding Company Common Stock previously issued to Cal Water will be canceled. No fractional shares of Holding Company stock will be issued in the transaction and no shareholder of Cal Water will have dissenters' rights under applicable state statutes. Accordingly, none of the Cal Water shareholders will receive cash in the transaction. Each share of Holding Company Preferred Stock will have twice the voting rights of the Cal Water Preferred Stock for which it is exchanged, but otherwise will have identical rights, including rights to dividends and distributions.

                  In rendering the opinions expressed in this letter, we have assumed that (i) the transactions described in the Merger Agreement will be carried out in all respects as provided therein; (ii) the transaction will be undertaken to enable Holding Company or another subsidiary of Holding Company to engage in business activities that are not subject to



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regulation by the California Public Utilities Commission; (iii) after the transaction, Cal Water will hold substantially all of its properties and all of the properties of Merger Company; (iv) in the transaction, all of the outstanding shares of Cal Water Common Stock and Cal Water Preferred Stock will be exchanged solely for voting stock of Holding Company; (v) Cal Water has no plan or intention to issue additional shares of its stock that would result in Holding Company losing control of Cal Water, within the meaning of Section 368(c) of the Internal Revenue Code of 1986, as amended (the "Code"); and (vi) no shareholder or group of shareholders of Cal Water has any plan or intention to sell or otherwise dispose of an amount of Holding Company stock to be received by them in the transaction that would reduce their holdings of Holding Company stock to less than 50% of the total value of the Cal Water stock outstanding immediately prior to the transaction.

                  Based upon our understanding of the transaction as described above and the above assumptions, and upon existing statutes, regulations, court decisions and published rulings of the Internal Revenue Service, it is our opinion that, for Federal income tax purposes:

                  1. The merger of Merger Company into Cal Water and the issuance of Holding Company stock in the transaction as described in the Merger Agreement will qualify as a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

                  2. No gain or loss will be recognized by Cal Water or by Merger Company upon the merger of Merger Company into Cal Water.

                  3. No gain or loss will be recognized by holders of Cal Water stock on the exchange of Cal Water Common Stock for Holding Company Common Stock or on the exchange of Cal Water Preferred Stock for Holding Company Preferred Stock.

                  4. The holding period of Holding Company stock received in exchange for Cal Water stock will include the holding period of the Cal Water stock for which it is exchanged, assuming that the shares of Cal Water stock are capital assets in the hands of the holder at the Effective Time.

                  5. The basis of the shares of Holding Company stock received by a Cal Water shareholder in the transaction will be the same as the basis of the Cal Water shares exchanged therefor.

                  We hereby consent to the filing of this opinion as an exhibit to the Holding Company Registration Statement on Form S-4 and the reference to the name of our firm therein and under the caption





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California Water Service Company
March 6, 1997
Page 3


"CERTAIN FEDERAL INCOME TAX CONSEQUENCES" in the Proxy Statement/Prospectus. furnished in connection with the solicitation by the Board of Directors of California Water Service Company of proxies to be voted at the annual meeting of the shareholders of Cal Water.
                                 Very truly yours,

                                 McCUTCHEN, DOYLE, BROWN & ENERSEN, LLP


                                 By /s/ ROGER D. EHLERS
                                    --------------------------
                                      A Member of the Firm